Exhibit 99.9

PRESS RELEASE

Second quarter and first half 2022 results

TotalEnergies reports IFRS net income of $5.7 billion
and accelerates its transformation with three major deals in LNG, renewables and green hydrogen

Paris, July 28, 2022 - The Board of Directors of TotalEnergies SE, meeting on July 27, 2022, under the chairmanship of CEO Patrick Pouyanné, approved the Company's financial statements for the second quarter of 2022. On this occasion, Patrick Pouyanné said:

“Russia’s invasion of Ukraine continued to impact energy markets in the second quarter, with oil prices averaging more than $110/bbl in the quarter, refining margins reaching record-high levels, and natural gas prices holding above oil parity in Europe and Asia.

In this context, TotalEnergies responded by increasing energy output, thus contributing to energy security: LNG sales rose to more than 25 Mt in the first half, with 60% in Europe, and TotalEnergies' refineries raised their utilization rate to nearly 90%.

In line with the priority set by the Board of Directors to accelerate the Company's transformation, TotalEnergies announced three major investments: the giant NFE LNG project in Qatar, Clearway, the fifth largest U.S. player in renewable energy, and a massive green hydrogen production project in India in partnership with Adani.

In the second quarter of 2022, the Company generated adjusted net income of $9.8 billion and IFRS net income of $5.7 billion. TotalEnergies recorded in its accounts a new $3.5 billion impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake. Excluding Russia, adjusted net income was $9.1 billion.

The iGRP (integrated Gas, Renewables & Power) segment posted adjusted net operating income of $2.6 billion and cash flow of $2.4 billion in the second quarter of 2022, confirming the levels reached in previous quarters.

Exploration & Production posted adjusted net operating income of $4.7 billion and cash flow of $7.4 billion, despite a decrease in production in the quarter that was due to planned maintenance and security-related cuts in Nigeria and Libya. TotalEnergies approved the launch of projects, such as Ballymore in the U.S., Begonia, CLOV Phase 3 in Angola, as well as Eldfisk North in Norway.

Downstream benefited from exceptionally high refining margins on distillates and gasoline to report adjusted net operating income of $3.2 billion, up sharply over the quarter, and cash flow of $3.5 billion. In this context, the Company announced a fuel price reduction program benefitting its French customers.

The Company’s cash flow was $13.2 billion ($12.4 billion excluding Russia) and free cash flow(3) was $4.5 billion, after buying back $2 billion of shares in the second quarter as announced. The Company reduced its gearing ratio to less than 10%.

Supported by these results, the Board of Directors approved the distribution of the 2022 second interim dividend in the amount of €0.69/share, up 5% year-on-year, and authorized the Company to continue share buybacks of up to $2 billion in the third quarter.”

(1)	Definition on page 3.
(2)	Excluding leases.
(3)	Cash flow less net investments, less dividends paid and share buybacks.

1.	Highlights(4)

Social and environmental responsibility

•	Climate Resolution 2022 approved by 89% of shareholders at the Annual General Meeting of May 25, 2022
•	Launched global campaign to detect and measure methane emissions by drone
•	Fuel price reduction program until year-end for TotalEnergies’ service stations in France

Renewables and Electricity

•	Acquisition of 50% of Clearway Energy Group, a major player in the United States, with 7.7 GW of solar and wind assets in operation and a portfolio of 25 GW in development
•	Offshore wind: obtained an offshore concession to develop a 1 GW offshore wind farm off the U.S. East Coast, off the coast of North Carolina
•	Solar:
o	Created a joint venture with ENEOS to develop decentralized power generation for B2B customers in Asia, with a target capacity of 2 GW over the next 5 years
o	Acquired Core Solar which has a pipeline of 4 GW projects in the United States
•	Launched TotalEnergies On, TotalEnergies’ start-up accelerator program dedicated to the electricity business, with the selection of the first 10 start-ups

LNG

•	Acquired 6.25% stake in the North Field East LNG project in Qatar with a capacity of 32 Mt/y
•	Launched the FEED for the Cameron LNG extension project in the U.S. with a capacity of 6.75 Mt/y
•	Launched the FEED for the upstream installations of the Papua LNG project in Papua New Guinea
•	Signed a 15-year contract for the sale of 600 kt/y of LNG with Hanwha Energy in South Korea

Upstream

•	Started production on the first 180 kb/d FPSO on the Mero field in Brazil
•	Approved the development of the Ballymore field in the U.S. Gulf of Mexico for a planned 2025 start-up with 75 kb/d of production capacity
•	25-year license extension Blocks 404a and 208 in the Berkine Basin, Algeria
•	Agreed to transfer to Zarubezhneft the 20% residual interest in the Kharyaga oil field in Russia

Downstream and new molecules

•	Started the ethane cracker in Port Arthur, USA
•	Hydrogen: acquired a 25% stake in Adani New Industries Limited (ANIL) for the production of green hydrogen in India
•	Sustainable fuel: feasibility study of a sustainable aviation fuel production unit in Japan in cooperation with ENEOS
•	Circular economy: commercial agreement with New Hope Energy for the production of polymers from recycled plastic in the United States

Carbon sinks

•	Acquired a 49% stake in Compagnie des Bois du Gabon to develop natural carbon sinks
•	Launched a CO2 capture project to decarbonize Cameron LNG's production in the U.S.

(4)     Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

2.	Key figures from TotalEnergies’ consolidated financial statements(5)

*	Average €-$ exchange rate: 1.0647 in the second quarter 2022, 1.0934 in the first half 2022.

(5)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 16.
(6)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.
(7)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(8)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
(9)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(10)	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 18).
(11)	Net investments = organic investments + net acquisitions (see page 18).
(12)	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale. The inventory valuation effect is explained on page 20. The reconciliation table for different cash flow figures is on page 18.
(13)	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges

3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 21.
**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

The average LNG selling price was $13.96/Mbtu in the second quarter and $13.77/Mbtu in the first half, more than double the prices over the same periods in 2021, benefiting on a lagged basis from the increase in oil and gas indexes on long-term contracts as well as high spot gas prices over these periods.

3.2	Greenhouse gas emissions(14)

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available

* Excluding Covid effect

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available

The evolution of Scope 1+2 emissions from the operated facilities is the result of the high-capacity utilization of CCGTs and refineries in Europe, TotalEnergies responding by increasing energy output, thus contributing to energy security.

(14)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(15)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(16)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021 and 2022, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C customers (higher than or equivalent to marketable gas production).
(17)	Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products (including biofuels).
(18)	Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

3.3	Production*

*	Company production = E&P production + iGRP production.

Hydrocarbon production was 2,738 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2022, stable year-on-year, comprised of:

•	+3% due to the increase in production quotas of OPEC countries,
•	+3% due to a reduction in planned maintenance and unplanned downtime,
•	+2% due to the start-up and ramp-up of projects,
•	-2% due to security-related production cuts in Libya and Nigeria,
•	-2% portfolio effect, mainly related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, partially offset by the entry into the Sepia and Atapu fields in Brazil,
•	-1% due to the price effect,
•	-3% due to the natural decline of fields.

Compared to the first quarter, production was down 4%, mainly due to planned maintenance operations for - 2%, production cuts in Nigeria and Libya for -1%, the end of Bongkot North's license in Thailand, partially offset by the entry into the production fields of Sepia and Atapu in Brazil.

Hydrocarbon production was 2,791 kboe/d in the first half 2022, down slightly by 0.5% year-on-year, comprised of:

•	+2% due to the increase in production quotas of OPEC countries,
•	+2% due to the start-up and ramp-up of projects, including Clov Phase 2 and Zinia Phase 2 in Angola, and Iara in Brazil,
•	+2% due to a reduction in planned maintenance and unplanned downtime,
•	-2% portfolio effect, mainly related to the end of the Qatargas 1 operating license,
•	-1% due to security-related production cuts in Libya and Nigeria,
•	-1% due to the price effect,
•	-2.5% due to the natural decline of fields.

4.	Analysis of business segments

4.1	Integrated Gas, Renewables & Power (iGRP)

4.1.1	Production and sales of Liquefied Natural Gas (LNG) and electricity

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG is down 8% and 6% year-on-year, respectively, in the second quarter 2022 and the first half 2022, mainly due to the end of the Qatargas 1 contract and the decrease in supply to NLNG for security reasons in Nigeria. Production in Snøhvit, Norway, restarted in the second quarter.

Total LNG sales are up year-on-year by 11% in the second quarter 2022 and by 22% in the first half 2022, due to the increase in spot purchases to maximize the use of the Company's regasification capacity in Europe.

(1)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective first quarter 2021.
(2)	End of period data.
(3)	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(4)	TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables & Electricity affiliates, regardless of consolidation method.
*	2Q21 and 1H21 data corrected after taking into account AGEL’s result.

Gross installed renewable power generation capacity grew to 11.6 GW at the end of the second quarter of 2022, up 0.9 GW over the quarter, including 0.4 GW related to the start-up of Phase 1 of the Al Kharsaah photovoltaic project in Qatar.

Gross power generation capacity in development increased by 3.8 GW quarter-on-quarter, mainly due to the acquisition of Core Solar's portfolio of projects in the United States.

Net electricity generation stood at 7.7 TWh in the second quarter 2022 and 15.2 TWh in the first half 2022, up 51% and 56%, respectively, year-on-year, thanks to higher utilization rates of flexible power plants (CCGT) as well as growth in electricity generation from renewable sources.

EBITDA from the Renewables & Electricity business reached $462 million in the second quarter 2022, up 49% year-on-year due to the growth of the business.

4.1.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.
***	Excluding financial charges, except those related to leases.

iGRP's adjusted net operating income was:

•	$2,555 million in the second quarter 2022, nearly triple year-on-year, thanks to higher LNG prices, the performance of the gas, LNG and electricity trading activities and the growing contribution of the Renewables & Electricity businesses,
•	$5,606 million in the first half 2022, tripling over one year, for the same reasons.

Cash flow is:

•	2.6 times higher over one year to $2,360 million in the second quarter 2022, thanks to the increase in LNG prices, the performance of gas, LNG and electricity trading activities, and the increasing contribution of the Renewables & Electricity activities,
•	2.5 times higher over one year to $4,945 million in the first half 2022, for the same reasons.

Cash flow from operations was $3,970 million for the quarter, mainly due to margin call reductions and the positive impact on working capital requirements linked to the seasonality of the gas and electricity supply business.

4.2	Exploration & Production

4.2.1	Production

4.2.2	Results

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
***	Excluding financial charges, except those related to leases.

Adjusted net operating income from Exploration & Production was:

•	$4,719 million in the second quarter 2022, double the second quarter 2021, thanks to the sharp increase in oil and gas prices,
•	$9,734 million in the first half of 2022, 2.3 times higher than the first half 2021, for the same reasons.

Compared to the first quarter, adjusted net operating income decreased by $296 million due to the decline in production and the impact of sanctions on the results of Russian assets.

Cash flow was $7,383 million in the second quarter 2022 compared to $4,262 million a year earlier and is up 82% to $14,686 million in the first half 2022, in line with higher oil and gas prices.

4.3    Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput:

•	Increased by 47% year-on-year in the second quarter 2022, due to the recovery in demand, particularly in Europe and the United States, the restart this quarter of the Donges refinery in France and the Leuna refinery in Germany, which was scheduled for a major turnaround in the second quarter 2021;
•	Increased by 31% in the first half 2022 over one year for the same reasons as well as the restart, in 2021, of the distillation unit of the Normandy refinery in France.

Monomer production was down 15% in the second quarter 2022 and 8% in the first half 2022 year-on-year, mainly due to planned turnarounds at the Antwerp in Belgium and Feyzin in France as well as construction affecting sites in the U.S.

4.4.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining and Chemicals segment was exceptional:

•	$2,760 million in the second quarter 2022, compared to $511 million in the second quarter 2021, due to higher refined volumes in response to the recovery in demand in Europe and the United States, very high margins on distillates and gasoline in the context of reduced imports of Russian petroleum products, as well as the outperformance of crude oil and petroleum product trading activities,
•	$3,880 million in the first half 2022 compared to a year ago, for the same reasons.

Cash flow also increased sharply to $2,963 million in the second quarter 2022, 3.9 times higher than in the second quarter 2021, and to $4,396 million in the first half 2022.

4.5	Marketing & Services

4.5.1	Petroleum product sales

*	Excludes trading and bulk refining sales.

Sales of petroleum products were stable in the second quarter 2022 and the first half 2022 compared to the same periods last year, as the recovery in aviation and network activities worldwide offset the decline in sales to commercial and industrial customers, particularly in Europe.

4.5.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Marketing & Services segment was $466 million, up 12% year-on-year, and $738 million in the first half, up 5% year-on-year, thanks mainly to the recovery of the network and aviation activities.

Cash flow was down 17% year-on-year to $585 million in the second quarter 2022, and 12% to $1,048 million in the first half, mainly due to the fiscal effect of higher prices on the valuation of petroleum product inventories.

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Segment adjusted net operating income was:

•	$10,500 million in the second quarter 2022, compared to $4,032 million a year earlier, due to higher oil and gas prices, refining margins and the good performance of trading activities,
•	$19,958 million in the first half 2022, compared to $7,519 million a year earlier, for the same reasons.

5.2	Adjusted net income (TotalEnergies share)

TotalEnergies adjusted net income was $9,796 million in the second quarter 2022 compared to $3,463 million in the second quarter 2021, due to higher oil and gas prices, refining margins and the good performance of trading activities.

Adjusted net income excludes the after-tax inventory effect, non-recurring items and the impact of changes in fair value(19).

The net income adjustment items(20) represented an amount of -$4,104 million in the second quarter 2022, notably due to the fact that TotalEnergies recorded in its accounts a new $3.5 billion impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake.

TotalEnergies' effective tax rate was 39.4% in the second quarter 2022, compared to 38.7% in the first quarter and 34.3% a year earlier due to the increase in the Exploration & Production tax rate in line with the increase in hydrocarbon prices.

5.3	Adjusted earnings per share

Adjusted diluted net earnings per share were:

•	$3.75 in the second quarter 2022, calculated based on 2,592 million weighted-average diluted shares, compared to $1.27 a year earlier;
•	$7.14 in the first half 2022, calculated based on 2,602 million weighted-average diluted shares, compared to $2.38 a year earlier.

As of June 30, 2022, the number of fully-diluted shares was 2,578 million.

As part of its shareholder return policy, as announced in April 2022, TotalEnergies repurchased 36.1 million shares for cancellation in the second quarter of 2022 for $2 billion. Share buybacks amounted to $3 billion in the first half of the year.

5.4	Acquisitions - asset sales

Acquisitions were:

•	$2,464 million in the second quarter 2022, including notably $2,232 million in payments to Petrobras related to the award of the Atapu and Sepia Production Sharing Contracts in Brazil as well as the bonus related to the offshore wind concession in North Carolina in the U.S.,
•	$3,864 million in the first half 2022, including the above items as well as the bonus paid to the State of Brazil for the award of the Atapu and Sepia Production Sharing Contracts and the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were:

•	$388 million in the second quarter 2022, including the partial sale of the Landivisiau power generation plant in France,
•	$866 million in the first half 2022, including the above items as well as a payment related to the sale of interests in the CA1 offshore block in Brunei and the sale by SunPower of its Enphase shares.

(19)	These adjustment elements are explained page 20.
(20)	Total adjustment items in net income are detailed page 16 as well as in the annexes to the accounts

5.5	Net cash flow

TotalEnergies' net cash flow(21) is as follows:

•	$8,338 million in the second quarter 2022 compared to $3,154 million a year earlier, reflecting the $6.9 billion increase in cash flow and the $1.7 billion increase in net investments to $4,895 million in the second quarter 2022,
•	$17,061 million in the first half 2022 compared to $4,551 million a year earlier, reflecting the $13.1 billion increase in cash flow and the $631 million increase in net investments to $7,798 million in the first half 2022.

Cash flow from operations was $16,284 million in the second quarter, compared to cash flow of $13,233 million, reflecting the positive impact of a $3.3 billion decrease in working capital requirements, mainly due to changes in margin calls, an increase in tax liabilities related to higher prices, and the seasonality of the gas and electricity supply activity.

5.6	Profitability

Return on equity was 27.1% for the twelve months ended June 30, 2022.

The return on average capital employed was 23.1% for the twelve months ended June 30, 2022.

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €3,702 million in the first half 2022, compared to €4,568 million in the first quarter 2021.

7.	2022 Sensitivities*

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 21.
**	In a 60 $/b Brent environment.

(21)    Net cash fow = cash flow – net investments (including other transactions with non-controlling interest).

8.	Summary and outlook

Oil and gas prices, while volatile, have remained at high levels since the beginning of the third quarter. Due to the limited additional spare capacity of production and refining at the global level, market disruptions linked to the sanctions against Russia and the counter-sanctions implemented by Russia, the supply-demand balance of energy markets are expected to remain fragile and support prices, especially gas.

In the oil markets however, the price of Brent retreated to a level close to $100/bbl in July, due to negative expectations on global growth, and therefore on oil demand, in response to high energy prices and inflation.

Gas prices are expected to remain high, particularly in Europe where gas indices exceeded $50/Mbtu in early July for winter 2022-23 futures contracts, due to fears of a shutdown in pipeline exports from Russia to Europe. Local electricity markets are also impacted by gas prices.

The Company is mobilizing its human and financial resources to contribute to the diversification of Europe's gas supply by maximizing the use of its LNG regasification capacity. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates that its average LNG selling price should be more than $15/Mbtu in the third quarter of 2022. However, the Company's LNG operations will be affected by the outage of the Freeport LNG plant in the third quarter.

Despite the approximately 40 kboe/d increase in planned maintenance in the third quarter compared to the second quarter, TotalEnergies expects production to be stable compared to the second quarter due to the contribution of new projects, notably in Brazil with the production ramp-up of Mero 1 and the entry into Sépia and Atapu. The Refining business aims to maintain a high utilization rate.

With nearly $8 billion in investments recorded at the end of June, TotalEnergies anticipates net investments of around $16 billion in 2022, 25% of which will be in Renewables & Electricity.

Given the strong cash flow generation and strong balance sheet, the Board of Directors has decided to prioritize countercyclical opportunities to accelerate the Company's transformation. The shareholder return policy is reinforced through dividend growth of 5% and the continuation of the share buyback program of $2 billion in the third quarter.

* * * *

To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 13:30 (Paris time) please log on to totalenergies.com or call +44 (0) 207 194 3759 in Europe or +1 (646) 722-4916 in the United States (code: 47289312). The conference replay will be available on totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations:	+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress
Investor Relations:	+33 (0)1 47 44 46 46 l ir@totalenergies.com

9.	Results from Russian assets

Capital Employed by TotalEnergies in Russia as at June 30, 2022 was $8,760 million, after taking into account the $3,513 million impairment and the impact of the evolution of the ruble/dollar exchange rate between March 31, 2022 and June 30, 2022, which leads to a $2,066 million revaluation of Capital Employed on the balance sheet as at June 30, 2022.

10. Operating information by segment

10.1	Company’s production (Exploration & Production + iGRP)

10.2	Downstream (Refining & Chemicals and Marketing & Services)

*	Olefins, polymers.

10.3	Renewables

(1)	Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.
(2)	End-of-period data.

X	not specified, capacity < 0.2 GW.

X	not specified, PPA relating to a capacity < 0.2 GW.

11.	Adjustment items to net income (TotalEnergies share)

12.	Reconciliation of adjusted EBITDA with consolidated financial statements

12.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

12.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

| 2Q22 | 1Q22 | 2Q21 | 2Q22 vs 2Q21 | In millions of dollars | 1H22 | 1H21 | 1H22 vs 1H21 |
|---|---|---|---|---|---|---|---|
| | | | | *Adjusted items* | | | |
| 70,460 | 63,938 | 41,642 | *+69%* | Revenues from sales | 134,398 | 80,310 | *+67%* |
| (46,023) | (40,762) | (27,108) | *ns* | Purchases, net of inventory variation | (86,785) | (51,397) | *ns* |
| (7,620) | (7,409) | (6,708) | *ns* | Other operating expenses | (15,029) | (13,576) | *ns* |
| (117) | (136) | (123) | *ns* | Exploration costs | (253) | (290) | *ns* |
| 429 | 121 | 138 | *x3.1* | Other income | 550 | 554 | *-1%* |
| (431) | (173) | (48) | *ns* | Other expense, excluding amortization and impairment of intangible assets | (604) | (137) | *ns* |
| 231 | 119 | 265 | *-13%* | Other financial income | 350 | 374 | *-6%* |
| (136) | (135) | (131) | *ns* | Other financial expense | (271) | (261) | *ns* |
| 1,944 | 1,861 | 740 | *x2.6* | Net income (loss) from equity affiliates | 3,805 | 1,260 | *x3* |
| **18,737** | **17,424** | **8,667** | ***x2.2*** | **Adjusted EBITDA** | **36,161** | **16,837** | ***x2.1*** |
| | | | | *Adjusted items* | | | |
| (3,038) | (3,148) | (3,105) | *ns* | Less: depreciation, depletion and impairment of tangible assets and mineral interests | (6,186) | (6,285) | *ns* |
| (98) | (96) | (94) | *ns* | Less: amortization of intangible assets | (194) | (197) | *ns* |
| (572) | (462) | (501) | *ns* | Less: financial interest on debt | (1,034) | (967) | *ns* |
| 130 | 59 | 69 | *+88%* | Add: financial income and expense from cash & cash equivalents | 189 | 156 | *+21%* |
| (5,274) | (4,724) | (1,485) | *ns* | Less: income taxes | (9,998) | (2,931) | *ns* |
| (89) | (76) | (88) | *ns* | Less: non-controlling interests | (165) | (147) | *ns* |
| (4,104) | (4,033) | (1,257) | *ns* | Add: adjustment - TotalEnergies share | (8,137) | (916) | *ns* |
| **5,692** | **4,944** | **2,206** | ***x2.6*** | **Net income - TotalEnergies share** | **10,636** | **5,550** | ***+92%*** |

13.	Investments - Divestments

*	Change in debt from renewable projects (TotalEnergies share and partner share).

14.	Cash flow

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale.

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

15.	Gearing ratio

(1)	Excludes leases receivables and leases debts.
(2)	Including initial margins held as part of the Company's activities on organized markets.

16.	Return on average capital employed

Twelve months ended June 30, 2022

Twelve months ended March 31, 2022

Twelve months ended June 30, 2021

*	At replacement cost (excluding after-tax inventory effect).

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document does not constitute the half-year financial report, which will be separately published in accordance with article L. 451-1-2-III of the French Code monétaire et financier and applicable UK law, and available on the website totalenergies.com. This press release presents the results for the second quarter of 2022 and half-year 2022 from the consolidated financial statements of TotalEnergies SE as of June 30, 2022. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.